UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NXP Semiconductors N.V.

(Name of Issuer)

COMMON STOCK NOMINAL VALUE €.20 PER SHARE

(Title of Class of Securities)

N6596X109

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N6596X109
1	Names of Reporting Person: Silver Lake (Offshore) AIV GP II, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 16,012,220
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 16,012,220
9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,012,220
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.36%*
12	Type of Reporting Person (See Instructions) OO

*	Based on 251,751,500 shares of the Issuer’s common stock outstanding as of January 31, 2012, which amount was provided by the Issuer.

CUSIP No. N6596X109
1	Names of Reporting Person: Silver Lake Technology Associates II Cayman, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 16,012,220
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 16,012,220
9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,012,220
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.36%*
12	Type of Reporting Person (See Instructions) PN

*	Based on 251,751,500 shares of the Issuer’s common stock outstanding as of January 31, 2012, which amount was provided by the Issuer.

CUSIP No. N6596X109
1	Names of Reporting Person: Silver Lake Partners II Cayman, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 16,012,220
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 16,012,220
9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,012,220
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.36%*
12	Type of Reporting Person (See Instructions) PN

*	Based on 251,751,500 shares of the Issuer’s common stock outstanding as of January 31, 2012, which amount was provided by the Issuer.

CUSIP No. N6596X109
1	Names of Reporting Person: SLP II Cayman NXP, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 16,012,220
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 16,012,220
9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,012,220
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.36%*
12	Type of Reporting Person (See Instructions) OO

*	Based on 251,751,500 shares of the Issuer’s common stock outstanding as of January 31, 2012, which amount was provided by the Issuer.

CUSIP No. N6596X109
1	Names of Reporting Person: SL II NXP S.à.r.l.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 16,012,220
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 16,012,220
9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,012,220
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.36%*
12	Type of Reporting Person (See Instructions) OO

*	Based on 251,751,500 shares of the Issuer’s common stock outstanding as of January 31, 2012, which amount was provided by the Issuer.

Item 1.

	(a)	Name of issuer:

NXP Semiconductors N.V.

	(b)	Address of issuer’s principal executive offices:

High Tech Campus 60, 5656 AG Eindhoven, The Netherlands

Item 2.

	(a)	Name of person filing:

Silver Lake (Offshore) AIV GP II, Ltd. Silver Lake Technology Associates II Cayman, L.P. Silver Lake Partners II Cayman, L.P. SLP II Cayman NXP Ltd. SL II NXP S.à.r.l.

	(b)	Address or principal business office or, if none, residence:

The principal business office for Silver Lake (Offshore) AIV GP II, Ltd., Silver Lake Technology Associates II Cayman, L.P., Silver Lake Partners II Cayman, L.P. and SLP II Cayman NXP Ltd. is:

c/o Silver Lake

PO Box 309, Ugland House

South Church Street, George Town

Grand Cayman KY1-1104

Cayman Islands

The principal business office for SL II NXP S.à.r.l. is:

c/o Silver Lake

59 r. de Rollingergrund

2440 Luxembourg District

Luxembourg

	(c)	Citizenship:

See Item 4 of each cover page

	(d)	Title of class of securities:

Common stock, nominal value €.20 per share

	(e)	CUSIP No.:

N6596X109

Item 3.

Not applicable

Item 4.	Ownership.

(a) Amount beneficially owned:

SL II NXP S.à.r.l. owns 16,012,220 shares of the Issuer’s common stock. SLP II Cayman NXP, Ltd. owns 99.54% of the outstanding shares of SL II NXP S.à.r.l. Silver Lake Partners II Cayman, L.P. is the sole shareholder of SLP II Cayman NXP, Ltd. Silver Lake Technology Associates II Cayman, L.P. is the general partner of Silver Lake Partners II Cayman, L.P. Silver Lake (Offshore) AIV GP II, Ltd. is the general partner of Silver Lake Technology Associates II Cayman, L.P. Because of the foregoing relationships, each of SLP II Cayman NXP, Ltd., Silver Lake Partners II Cayman, L.P., Silver Lake Technology Associates II Cayman, L.P. and Silver Lake (Offshore) AIV GP II, Ltd. may be deemed to beneficially own all of the shares of the Issuer’s common stock held by SL II NXP S.à.r.l.

NXP Co-Investment Investor S.à.r.l. owns 18,684,787 shares of the Issuer’s common stock. NXP Co-Investment Partners L.P. is the sole shareholder of NXP Co-Investment Investor S.à.r.l. NXP Co-Investment GP Ltd. is the general partner of NXP Co-Investment Partners L.P. NXP Co-Investment GP Ltd. is owned by Silver Lake (Offshore) AIV GP II, Ltd., KKR Europe II Limited, BCP IX NXP Ltd. and Apax Europe VI NXP Founder GP, Ltd., none of which owns a majority. The share ownership reported for the filing persons reporting on this Schedule 13G/A does not include the 18,684,787 shares of the Issuer’s common stock held by NXP Co-Investment Investor S.à.r.l., and each of the filing persons reporting on this Schedule 13G/A disclaims beneficial ownership of any shares of the Issuer’s common stock owned by NXP Co-Investment Investor S.à.r.l.

(b) Percent of class:

See Item 11 of each cover page

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of each cover page

(ii) Shared power to vote or to direct the vote:

See Item 6 of each cover page

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

See Item 4 above

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

        SLTI II Cayman NXP, L.P., SLP II Cayman NXP Ltd. and SL II NXP S.à.r.l. (collectively, the “Silver Lake Parties”) are, together with funds and entities advised by Kohlberg Kravis Roberts & Co. L.P. (“KKR”), Bain Capital Partners, LLC (“Bain”), Apax Partners LLP (“Apax”) and AlpInvest Partners B.V. (“AlpInvest,” with the funds and entities advised by KKR, Bain, Apax and AlpInvest being referred to as the “Other Parties”), Koninklijke Philips Electronics N.V. and PPTL Investment LP (together, the “Philips Parties”), NXP Co-Investment Partners L.P. and NXP Co-Investment Investor S.à.r.l. (together, the “Co-Investors”), Kaslion S.à.r.l.,[1] Kaslion Holding B.V.[2] and Stichting Management Co-Investment NXP (the “Management Foundation”), parties to a shareholders’ agreement (the “Shareholders’ Agreement”) with respect to the Issuer. Among other things, the Shareholders’ Agreement requires the parties to vote their shares of the Issuer’s common stock for directors that are designated in accordance with the provisions of the Shareholders’ Agreement. The Shareholders’ Agreement also contains certain provisions relating to drag-along and tag-along rights and transfer restrictions more generally among the parties thereto and permits certain parties thereto to nominate persons to an investors committee established by the parties thereto (the “Investors Committee”), which has approval rights over certain actions proposed to be taken by the parties as set out therein. The share ownership reported for the filing persons reporting on this Schedule 13G/A does not include any shares owned by the Other Parties, the Co-Investors, the Philips Parties or the Management Foundation, except to the extent already disclosed in this Schedule 13G/A. Each of the filing persons reporting on this Schedule 13G/A disclaims beneficial ownership of any shares of the Issuer’s common stock owned by the Other Parties, the Co-Investors, the Philips Parties and the Management Foundation, except to the extent already disclosed in this Schedule 13G/A.

Kings Road Holdings IV, L.P., NXP Co-Investment Partners II, L.P., NXP Co-Investment Partners III, L.P., NXP Co-Investment Partners IV, L.P., TCW/NXP Co-Investment Partners IV, L.P., TCW/NXP Co-Investment Partners IVB, L.P., NXP Co-Investment Partners VII, L.P., NXP Co-Investment Partners VIII, L.P. and OZ NXP Investment, Ltd (collectively, the “Co-Investment Parties”), the Silver Lake Parties and the Other Parties are parties to an agreement (the “Co-Investment Agreement”) with respect to shares of common stock of the Issuer. Pursuant to the Co-Investment Agreement, without the approval of the Investors Committee, the Co-Investment Parties are generally prohibited from selling for six months after the initial public offering of the Issuer the shares of the Issuer’s common stock held by them as of the date of the initial public offering of the Issuer and, thereafter, may only sell those shares in accordance with certain volume and other limitations set out in the Co-Investment Agreement. The volume and other limitations terminate 15 months after completion of the initial public offering of the Issuer, after which time the Co-Investment Parties may freely sell their shares without restriction under the agreement. The share ownership reported for the filing persons reporting on this Schedule 13G/A does not include any shares owned by the Co-Investment Parties, and each of the filing persons reporting on this Schedule 13G/A disclaims beneficial ownership of any shares of the Issuer’s common stock owned by the Co-Investment Parties.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

[1]	This entity is currently being liquidated and does not hold any securities of the Issuer.
[2]	This entity is currently being liquidated and does not hold any securities of the Issuer.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

SILVER LAKE (OFFSHORE) AIV GP II, LTD.

Dated: February 14, 2012	Signature:	/s/ James A. Davidson
	Name:	James A. Davidson
	Title:	Director

SILVER LAKE TECHNOLOGY ASSOCIATES II CAYMAN, L.P.

By: SILVER LAKE (OFFSHORE) AIV GP II, LTD.
Its: General Partner

Dated: February 14, 2012	Signature:	/s/ James A. Davidson
	Name:	James A. Davidson
	Title:	Director

SILVER LAKE PARTNERS II CAYMAN, L.P.

By: SILVER LAKE TECHNOLOGY ASSOCIATES II CAYMAN, L.P.
Its: General Partner

By: SILVER LAKE (OFFSHORE) AIV GP II, LTD.
Its: General Partner

Dated: February 14, 2012	Signature:	/s/ James A. Davidson
	Name:	James A. Davidson
	Title:	Director

SLP II CAYMAN NXP LTD.

By: SILVER LAKE PARTNERS II CAYMAN, L.P.
Its: Sole Shareholder

By: SILVER LAKE TECHNOLOGY ASSOCIATES II CAYMAN, L.P.
Its: General Partner

By: SILVER LAKE (OFFSHORE) AIV GP II, LTD.
Its: General Partner

Dated: February 14, 2012	Signature:	/s/ James A. Davidson
	Name:	James A. Davidson
	Title:	Director

SL II NXP S.À.R.L.

Dated: February 14, 2012	Signature:	/s/ James A. Davidson
	Name:	James A. Davidson
	Title:	Manager

Dated: February 14, 2012	Signature:	/s/ Wolfgang Zettel
	Name:	Wolfgang Zettel
	Title:	Manager

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement dated as of February 14, 2012

Exhibit 1

Joint Filing Agreement

We, the signatories of the statement on Schedule 13G to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

SILVER LAKE (OFFSHORE) AIV GP II, LTD.

Dated: February 14, 2012	Signature:	/s/ James A. Davidson
	Name:	James A. Davidson
	Title:	Director

SILVER LAKE TECHNOLOGY ASSOCIATES II CAYMAN, L.P.

By: SILVER LAKE (OFFSHORE) AIV GP II, LTD.
Its: General Partner

Dated: February 14, 2012	Signature:	/s/ James A. Davidson
	Name:	James A. Davidson
	Title:	Director

SILVER LAKE PARTNERS II CAYMAN, L.P.

By: SILVER LAKE TECHNOLOGY ASSOCIATES II CAYMAN, L.P.
Its: General Partner

By: SILVER LAKE (OFFSHORE) AIV GP II, LTD.
Its: General Partner

Dated: February 14, 2012	Signature:	/s/ James A. Davidson
	Name:	James A. Davidson
	Title:	Director

SLP II CAYMAN NXP LTD.

By: SILVER LAKE PARTNERS II CAYMAN, L.P.
Its: Sole Shareholder

By: SILVER LAKE TECHNOLOGY ASSOCIATES II CAYMAN, L.P.
Its: General Partner

By: SILVER LAKE (OFFSHORE) AIV GP II, LTD.
Its: General Partner

Dated: February 14, 2012	Signature:	/s/ James A. Davidson
	Name:	James A. Davidson
	Title:	Director

SL II NXP S.À.R.L.

Dated: February 14, 2012	Signature:	/s/ James A. Davidson
	Name:	James A. Davidson
	Title:	Manager

Dated: February 14, 2012	Signature:	/s/ Wolfgang Zettel
	Name:	Wolfgang Zettel
	Title:	Manager